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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                             IMPERIAL SUGAR COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    453096208
                                 (CUSIP Number)

                               George J. Schultze
                         Schultze Asset Management, LLC
                             3000 Westchester Avenue
                               Purchase, NY 10577

                                 with a copy to:

                                  Steven London
                        Brown Rudnick Berlack Israels LLP
                              One Financial Center
                                Boston, MA 02111
                                 (617) 856-8200

                                 October 5, 2004
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [__]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 453096208

                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Schultze Asset Management, LLC

       22-3563247

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)
                                                                (b)
3      SEC USE ONLY

4      SOURCE OF FUNDS
       OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                     [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

       NUMBER OF        7   SOLE VOTING POWER
        SHARES              1,018,769
     BENEFICIALLY
       OWNED BY         8   SHARED VOTING POWER
         EACH               0
       REPORTING
        PERSON          9   SOLE DISPOSITIVE POWER
         WITH               1,018,769

                        10  SHARED DISPOSITIVE POWER
                            0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,018,769

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.8%

14     TYPE OF REPORTING PERSON
       IA
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                                  SCHEDULE 13D

Company: Imperial Sugar Company.                         CUSIP Number: 453096208

ITEM 1.     SECURITY AND ISSUER.

      This Amendment No. 1 (the "Amendment No. 1") to Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 20, 2004 (the "Original Statement"), on behalf of Schultze Asset Management, LLC (the "Reporting Person"), and relates to the common stock, no par value (the "Common Stock"), of Imperial Sugar Company, a Texas corporation (the "Company"). The principal executive offices of the Company are located at One Imperial Square, PO Box 9, Sugar Land, TX 77487, United States. Except as set forth herein, the Original Statement is unmodified.

ITEM 2.     IDENTITY AND BACKGROUND.

      The Reporting Person is (i) a privately held asset management firm, (ii) a limited liability company organized under the laws of Delaware, and (iii) registered as an investment adviser under the Investment Advisers Act of 1940 (File No. 801-62112). The Reporting Person's principal business and office address is 3000 Westchester Avenue, Purchase, NY 10577. The Reporting Person acts as investment manager for individual and institutional investors through limited partnerships, offshore funds, and managed accounts (the "Managed Accounts"). In its capacity as investment manager, and pursuant to investment management agreements between the Reporting Person and each Managed Account, the Reporting Person has the sole power to vote and dispose of the Common Stock owned by the Managed Accounts.

      This Statement reports the Reporting Person's indirect beneficial ownership of shares of Common Stock of the Company held by the following Managed Accounts in the indicated amounts:

                                         Shares of Common Stock of
                Managed Account                the Company
                ---------------                -----------
         Schultze Master Fund Ltd.               901,642
         AIP Alpha Strategies I Fund              71,906
         Arrow Distressed Securities Fund         44,151
         Yolanda Schultze                         1,070
               TOTAL                            1,018,769

      The Reporting Person has never been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      All funds used to purchase or acquire a security interest in the Company came directly from proceeds of investment advisory clients.

ITEM 4.     PURPOSE OF TRANSACTION.

      Schultze Asset Management, LLC may hold discussions with management, the board and other shareholders concerning ways of maximizing shareholder value including any or all of the following:

      (a)   one-time special dividends, or

      (b)   stock buy-backs.

As disclosed in the Original Statement, it is the Reporting Person's belief that the Company's stock is substantially undervalued. As such, the Reporting Person may also make proposals to the board, seek to change the composition of, or seek representation on, the board, or solicit proxies or written consents from other shareholders, all with the underlying purpose of increasing shareholder value. In addition, the Reporting Person may acquire additional shares (i) for investment purposes, (ii) to change or influence the control of the Company, and/or (iii) with a view toward a possible acquisition of the Company.
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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns 1,018,769 shares of Common Stock of the Company, which represents approximately 9.82% of the issued and outstanding shares of Common Stock of the Company (based upon the 10,373,700 shares of Common Stock stated to be issued and outstanding by the Company in its latest Quarterly Report on Form 10-Q, filed with the Securities Exchange Commission on August 3, 2004).

(b) The Reporting Person has the sole power to vote and dispose of the 1,018,769 shares of Common Stock.

(c) Except as described in this Amendment No. 1, no transactions in the shares of Common Stock were effected by the Reporting Person during the past sixty days.

(d) The Managed Accounts may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indicated by such Managed Account in Item 2, above. However, the Reporting Person, as the investment manager of each of the Managed Accounts, ultimately has the right to direct such activities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as described in this Amendment No. 1, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Person and any person or entity.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      None.
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 8, 2004

                                    SCHULTZE ASSET MANAGEMENT, LLC


                                    By: /s/ George J. Schultze
                                        -------------------------------------
                                    Name: George J. Schultze
                                    Title: Managing Member